# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Once Upon a Farm, PBC, CIK 0001696556
CUSIP: 68237F108
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 950 Gilman Street, Suite 100, Berkeley, California (CA), 94710
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001545600

## Reporting persons
- Foraker John M.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,112,848; shared voting power 1,649,698; sole dispositive power 1,112,848; shared dispositive power 1,649,698; aggregate amount beneficially owned 2,762,546 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Once Upon a Farm, PBC
Address of issuer's principal executive offices: 950 Gilman Street, Suite 100, Berkeley, California, 94710

## Item 2. Person Filing
Name of person filing: John M. Foraker
Address of principal business office or, if none, residence: C/O Once Upon a Farm, PBC, 950 Gilman Street, Suite 100, Berkeley, California 94710
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2026, the Reporting Person may be deemed the beneficial owner of 2,762,546 shares of Common Stock. This amount consists of (i) 600,478 shares of Common Stock held directly, (ii) 1,649,698 shares of Common Stock held in certain family trusts, and (iii) 512,370 shares of Common Stock that the Reporting Person has the right to acquire upon the exercise of options within 60 days of the date hereof.
Percent of class:
As of March 31, 2026, the Reporting Person may be deemed to beneficially own approximately 6.5% of the shares of Common Stock outstanding.

The percentage set forth herein is calculated based on a total of (i) 41,881,392 shares of Common Stock outstanding as of March 6, 2026, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2026, and (ii) 512,370 shares of Common Stock that the Reporting Person has the right to acquire upon the exercise of options within 60 days of the date hereof, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: 1,112,848
Shared power to vote or to direct the vote: 1,649,698
Sole power to dispose or to direct the disposition: 1,112,848
Shared power to dispose or to direct the disposition: 1,649,698

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Person on February 5, 2026).

## Signatures
- Foraker John M.: /s/ Genevieve Kelly, Genevieve Kelly, as Attorney-in-Fact (05/15/2026)